UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2024

Commission File Number: 001-40678

EUDA Health Holdings Limited

(Exact Name of Registrant as Specified in its Charter)

1 Pemimpin Drive #12-07

One Pemimpin Singapore 576151

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: +65 6268 6821

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Departure of Chief Financial Officer

 On September 3, 2024, Mr. William Tan Yew Chee (“Mr. William Tan”) tendered his resignation from his position as the Chief Financial Officer (“CFO”) of EUDA Health Holdings Limited (“EUDA” or the “Company”). Mr. William Tan’s resignation was accepted by the board of directors (the “Board”) of the Company, and was effective on the same day. Mr. William Tan’s resignation is not the result of any disagreement with the Company’s operations, policies or procedures.

Appointment of Interim Chief Financial Officer

On September 3, 2024, based on the recommendation of the Board’s Nominating Committee, the Board approved and confirmed a six-month appointment of Whye Shin (Vivian) Tay (“Ms. Vivian Tay”), as the Company’s part-time Interim CFO effective on that same day until March 3, 2025 (the “Employment Period”), unless terminated earlier for cause, or by either party with a 30 days’ written notice. During this Employment Period, the Company plans to seek a full-time successor CFO to fill the vacancy created by Mr. William Tan’s departure.

Ms. Vivian Tay is currently the Accounts Director at 8i Enterprises Pte. Ltd. (“8i Enterprises”) of which Mr. Meng Dong (James) Tan (“Mr. James Tan”) is the sole shareholder and director. Mr. James Tan is a significant shareholder of the Company. Since November 2021, Ms. Vivian Tay has been responsible for managing 8i Enterprises’ portfolio companies. Ms. Vivian Tay has a solid background in external auditing. From March 2018 to September 2019, she was an Audit Manager at Crowe Horwath First Trust LLP, and from July 2010 to December 2016, an Audit Manager at Deloitte & Touche LLP, where she led audits for Singapore Exchange listed firms, multinational corporations, and small and medium-sized enterprises across industries such as, manufacturing, shipping, advertising, and construction. Ms. Vivian Tay earned her bachelor’s degree in accounting from Multimedia University, Malaysia, and is a Chartered Accountant of Singapore as well as a Fellow Member of the Association of Chartered Certified Accountants.

Pursuant to an employment agreement dated September 3, 2024 between Ms. Vivian Tay and the Company, the Company has agreed to pay Ms. Vivian Tay SGD$5,000 (approximately US$3,850) per month during the Employment Period. Ms. Vivian Tay’s employment agreement also contains certain non-compete and non-solicitation provision. A copy of the Ms. Vivian Tay’s employment agreement is attached as Exhibit 10.1. The foregoing summary of the terms of Ms. Vivian Tay’s employment is subject to, and qualified in its entirely by, such document.

There is no family relationship between Ms. Vivian Tay and any other executive officer or director of the Company. There have been no related party transactions that would require disclosure under Item 404(a) of Regulation S-K under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and none are currently proposed between or among Ms. Vivian Tay, the Company, its executive officer, director, promoter or control person.

Changes in Registrant’s Certifying Accountant.

On September 3, 2024, the Company terminated Marcum Asia CPAs LLP (“Marcum Asia”) and engaged J&S Associate PLT (“J&S”) as its independent registered public accounting firm. The decision to dismiss Marcum Asia and engage J&S was approved by the Company’s Audit Committee.

Marcum Asia’s reports on the Company’s financial statements for the years ended December 31, 2023 and 2022 did not contain an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles as defined in Item 304(a)(1)(ii)of Regulation S-K except for an explanatory paragraph regarding existence of substantial doubt about the Company’s ability to continue as a going concern in the reports for the years ended December 31, 2023 and 2022. During the two most recent fiscal years and through the subsequent interim period preceding the dismissal, there were no (i) disagreements between the Company and Marcum Asia on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure, any of which, if not resolved to Marcum Asia’s satisfaction, would have caused Marcum Asia to make reference thereto in its audit report on the financial statements of the Company for such period, or (ii) “reportable events” as defined in Item 16F(a)(1)(v)(A)-(D) of Form 20-F, except for the material weaknesses related to the Company’s internal control over financial reporting, including (i) the lack of sufficient financial reporting and accounting personnel, especially those with understanding of U.S. GAAP knowledge; (ii) the lack of proper mechanism to identify and assess the experience and qualification of third-party specialists; and (iii) the lack of appropriate controls in the financial reporting process, specifically related to account reconciliations and journal entry approvals. There were no disputes or disagreements between the Company and Marcum Asia during the time it was the Company’s independent registered public accounting firm through the date of dismissal.

The Company has provided Marcum Asia with a copy of the foregoing disclosure and has requested that Marcum Asia review such disclosure and provide a letter addressed to the Securities and Exchange Commission (“SEC”) as specified by Item 16F(a)(3) of Form 20-F. Attached as Exhibit 16.1 is a copy of Marcum Asia’s letter addressed to the SEC relating to the statements made by the Company in this Report on Form 6-K.

During the two most recent fiscal years and through the date of this report, the Company has not consulted with J&S regarding any of the following: (1) the application of accounting principles to any specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements; (2) the type of audit opinion that might be rendered on the Company’s financial statements by J&S, in either case where written or oral advice provided by J&S would be an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issues; or (3) any matter that was either the subject of a disagreement (as defined in paragraph (a)(1)(iv) of Item 304 of Regulation S-K and the related instructions thereto) or a reportable event (as described in paragraph (a)(1)(v) of Item 304 of Regulation S-K).

Exhibits

10.1	Employment Letter for Interim CFO, dated September 3, 3024.
16.1	Letter from Marcum Asia CPAs LLP, dated September 9, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: September 9, 2024

EUDA Health Holdings Limited

	By:	/s/ Wei Wen Kelvin Chen
	Name:	Wei Wen Kelvin Chen
	Title:	Chief Executive Officer